UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of the registrant as specified in its charter)

Bermuda	001-37775	Not Applicable
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer Identification No.)
incorporation or organization)

73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Jane Sheere

Brookfield Business Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

Tel: +441-294-3309

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _______.

☒  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 - Resource Extraction Issuer Disclosure and Report

This Form SD of Brookfield Business Partners L.P. (the “Company”) is filed pursuant to Rule 13q-1 promulgated under the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024.

(c)Alternative Reporting

The Company is filing on behalf of Ember Resources Inc. (“Ember”), which was a subsidiary of the Company during the fiscal year ended December 31, 2024, and Hammerstone Infrastructure Materials Ltd. (“Hammerstone”), which was a subsidiary of the Company during the period from January 1, 2024 to June 10, 2024. On June 11, 2024, the Company sold its interest in Hammerstone and Hammerstone ceased to be a subsidiary of the Company.

Each of Ember and Hammerstone is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). In respect of each of Ember and Hammerstone, the Company is relying on the alternative reporting provision of Item 2.01 and providing Ember and Hammerstone’s respective ESTMA reports for the year ended December 31, 2024 to satisfy the requirements of Item 2.01 in respect of those subsidiaries. Ember’s payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD. A copy of Ember’s ESTMA report is furnished as Exhibit 99.1 to this Form SD and is also publicly available on Ember’s website at https://emberresources.com/about-us/presentation/. Hammerstone’s payment disclosure required by Form SD is included as Exhibit 2.02 to this Form SD. A copy of Hammerstone’s ESTMA report is furnished as Exhibit 99.2 to this Form SD and is also publicly available on Hammerstone’s website at https://hammerstone.ca/estma/.

SECTION 3 - EXHIBITS

Item 3.01 - Exhibits

The following exhibits are filed as part of this Form SD.

Exhibit	Title
2.01	Ember Resources Inc. Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024
2.02	Hammerstone Infrastructure Materials Ltd. Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: August 21, 2025	BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary